Exhibit 99.1

AuRico Gold Sells Endeavour Silver Shares

Toronto: October 17, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico Gold” or “the Company”) today announced that it has sold its approximate 11.1% equity interest in Endeavour Silver Corp. (“Endeavour”), consisting of approximately 11 million Endeavour common shares, on an underwritten block trade basis, for gross proceeds of C$95 million (approximately US$97 million). The syndicate was jointly led by CIBC, BMO Capital Markets and Dundee Securities Ltd.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of three high quality mines and projects in North America that have significant production growth and exploration potential. AuRico’s core operations include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the Young-Davidson gold mine in northern Ontario, which declared commercial production on September 1st, 2012. AuRico’s strong project pipeline also includes several advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647-260- 8880

Cautionary Statement

Certain information included in this presentation constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold and silver; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, El Chanate and Ocampo mines and may not perform as planned; the ability to realize the perceived benefits from the acquisition of Capital Gold and Northgate; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by, the Company; the ability of Frisco to obtain necessary approvals to complete the acquisition of the Ocampo mine and the ability of both parties to complete the transaction. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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